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Yummylicious Cookie Company

14438 W 100th St
Lenexa, KS 66215
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $90,000 invested.
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THE PITCH
Yummylicious Cookie Company is seeking investment to add a retail store front to commercial bakery location, finalize franchise documentation, provide operating capital for bulk ingredient orders and expand staffing.
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OUR STORY

Today's ingredients for baked goods today are mostly highly processed, low-cost ingredients which come in barrels, buckets and bags. When you eat these products, those ingredients digest quickly, giving you the proverbial "sugar rush". This high is short-lived so when your blood sugar comes crashing down, your body sends a signal to your brain telling you to eat more food. It doesn't check your stomach, because crashing blood sugar is a warning to your body which "needs" more food. You eat another cookie/cupcake/donut/muffin/etc. and start the cycle all over again. Does this sound familiar? Fortunately, Yummylicious Cookie Company has the antidote for this problem! We make treats from organic, minimally processed ingredients which means your body has to digest our cookies over hours (instead of minutes). We make "Cookies without the Crash"TM

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THE COMPETITION

Our competition uses the cheapest, most highly refined ingredients to create an addictive product which keep you coming back for "more". This business model is great for their bottom line, but horrible for people's backsides!

Look at the ingredient list for your favorite cookie franchise to see their list of highly refined ingredients.
The nutritional panel for your store bought baked goods will contain preservatives and oils to increase shelf life.
Yummylicious Cookies only uses real butter, and NEVER uses any type of preservatives.
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'COOKIES WITHOUT THE CRASH"™

Both of our trademarked phrases quickly focus our customers to our point of differentiation: Our cookies will keep you full for hours! Our best customers are:

Mothers who would love to give their kids a cookie, but will not feed them junk filled with highly processed ingredients
Busy professionals who would like a grab-an-go alternative to packaged granola bars or protein bars.
Active people who want to take nutrient dense treats on their adventures
Health-conscious customers who realize they can no longer endlessly indulge in store-bought products, or are looking for products which don't give them wild fluctuation in blood sugar.
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INTENDED USE OF FUNDS
Complete build out of full retail space in current commercial location
Complete franchise development documentation for event-based, and/or farmers market-based mobile business.
Working capital to expand staffing and buy bulk ingredients for upcoming season
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

THE TEAM

Jon Umsted

CEO

I worked nearly twenty years in Corporate America before embarking on my entrepreneurial endeavors over fifteen years ago. In my corporate life, I spent time in two Fortune 500 companies working in Engineering, Finance and Marketing Operations roles alongside senior leadership. Those roles prepared me to become a founding executive at two different seven-figure start ups in the consumer goods space.

My current role at Yummylicious is focused on expanding our bakery and sales staff while leveraging our decade of success in the Kansas City market into other cities in the United States. I have been part of Yummylicious Cookies since it's inception and am excited to see the brand and products extend beyond our current geographic foot print of Kansas and Missouri.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Retail Storefront $20,000

Franchise Documentation $60,000

Operating Capital $3,925

Mainvest Compensation $6,075

Total $90,000

Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $350,000 | $525,000 | $682,500 | $819,000 | $941,850 |
| Cost of Goods Sold | $87,500 | $131,250 | $170,625 | $204,750 | $235,462 |
| Gross Profit | $262,500 | $393,750 | $511,875 | $614,250 | $706,388 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Rent | $30,000 | $31,200 | $32,400 | $33,600 | $34,800 |
| Utilities | $6,000 | $6,600 | $7,260 | $7,986 | $8,785 |
| Insurance | $5,000 | $5,500 | $6,050 | $6,655 | $7,321 |
| Advertising | $12,000 | $18,000 | $23,400 | $28,080 | $32,292 |
| Legal & Professional | $10,000 | $10,250 | $10,506 | $10,768 | $11,037 |
| Office & Admin | $12,000 | $18,000 | $23,400 | $28,080 | $32,292 |
| Repairs & Maintenance | $10,000 | $15,000 | $19,500 | $23,400 | $26,910 |
| Payroll | $80,000 | $120,000 | $156,000 | $187,200 | $215,280 |
| Bakery Manager Salary | $45,000 | $46,125 | $47,278 | $48,459 | $49,670 |
| Retail Manager Salary | $0 | $45,000 | $46,125 | $47,278 | $48,460 |
| Marketing Manager Salary | $0 | $0 | $50,000 | $51,250 | $52,531 |
| Operating Profit | $52,500 | $78,075 | $89,956 | $141,494 | $187,010 |

This information is provided by Yummylicious Cookie Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Mainvest - Pitch Deck - Jan 2024.pptx

Investment Round Status

Target Raise $90,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends March 22nd, 2024

Summary of Terms

Legal Business Name Marketing Operations Advisors, Inc.

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $90,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 3%-4.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

Historical milestones

Yummylicious Cookie Company has been operating since May, 2008 and has since achieved the following milestones:

Opened location in Olathe, KS

Achieved revenue of $40,000 in 2012, which then grew to $100,000 in 2014.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Yummylicious Cookie Company forecasts the following milestones:

Complete Retail Addition in Lenexa, Kansas by April, 2024

Hire for the following positions by April, 2024: Bakery Operations Manager, Farmer's Market Attendant

Achieve $300,000 revenue per year by 2024, through expansion of in-person retail sales and expanding online subscription service

Achieve $450,000 in revenue in 2025 with continued expansion of existing business lines

Our operations will target a net profit margin of 12-15%, which is inline with traditional bakery operations. This number may dip in 2024 as we incur the costs of expansion, but we will take necessary measures to achieve this target level in the ensuing years

Other outstanding debt or equity

As of January, 2024, Yummylicious Cookie Company has debt of $45,000 outstanding. This debt is sourced from an SBA Disaster Loan taken out in 2020 and will be senior to any investment raised on Mainvest. In addition to the Yummylicious Cookie Company's outstanding debt and the debt raised on Mainvest, Yummylicious Cookie Company may require additional funds from alternate sources at a later date.

Additional Financial Statement Information

The attached financial statements are for Marketing Operations Advisors, which is the holding company for Yummylicious Cookies. These historical results contain consulting revenue, which made up 20% of revenue in 2021 and 50% in 2022. This revenue will be included in the payback calculations for our raise and are expected to decline to below 12% by the end of the term for this raise.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Yummylicious Cookie Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Yummylicious Cookie Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Yummylicious Cookie Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Yummylicious Cookie Company's core business or the inability to compete successfully against the with other competitors could negatively affect Yummylicious Cookie Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Yummylicious Cookie Company's management or vote on and/or influence any managerial decisions regarding Yummylicious Cookie Company. Furthermore, if the founders or other key personnel of Yummylicious Cookie Company were to leave Yummylicious Cookie Company or become unable to work, Yummylicious Cookie Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Yummylicious Cookie Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Yummylicious Cookie Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Yummylicious Cookie Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Yummylicious Cookie Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Yummylicious Cookie Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Yummylicious Cookie Company's financial performance or ability to continue to operate. In the event Yummylicious Cookie Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Yummylicious Cookie Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Yummylicious Cookie Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Yummylicious Cookie Company is

allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Yummylicious Cookie Company will carry some insurance, Yummylicious Cookie Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Yummylicious Cookie Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Yummylicious Cookie Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Yummylicious Cookie Company's management will coincide: you both want Yummylicious Cookie Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Yummylicious Cookie Company to act conservative to make sure they are best equipped to repay the Note obligations, while Yummylicious Cookie Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Yummylicious Cookie Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Yummylicious Cookie Company or management), which is responsible for monitoring Yummylicious Cookie Company's compliance with the law. Yummylicious Cookie Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Yummylicious Cookie Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Yummylicious Cookie Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Yummylicious Cookie Company, and the revenue of Yummylicious Cookie Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Yummylicious Cookie Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Yummylicious Cookie Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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